First Merchants Corporation
                             Retirement Savings Plan
                              EIN 35-1544218 PN 002

                  Accountants' Report and Financial Statements
                           December 31, 2002 and 2001

                           First Merchants Corporation
                             Retirement Savings Plan
                           December 31, 2002 and 2001


Contents


    Independent Accountants' Report...............................................................................1



    Financial Statements

        Statements of Net Assets Available for Benefits...........................................................2

        Statements of Changes in Net Assets Available for Benefits................................................3

        Notes to Financial Statements.............................................................................4



    Supplemental Schedules

        Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year.....................10

        Schedule H, Line 4j - Schedule of Reportable Transactions................................................11



    Exhibit

        Exhibit 23, Consent of Independent Accountants...........................................................13




                         Independent Accountants' Report


Administrative Committee
First Merchants Corporation
   Retirement Savings Plan
Muncie, Indiana


We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Savings Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of (1) assets held for investment purposes at end of year, and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



BKD, LLP

Indianapolis, Indiana
May 16, 2003

Federal Employer Identification Number:  44-0160260

See Notes to Financial Statements

                           First Merchants Corporation
                             Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001


Assets

                                                                                 2002                 2001
                                                                         -------------------------------------------
    Investments, at fair value
        Temporary deposit funds                                            $             --     $        880,831
        Collective investment funds                                                      --           11,295,638
        Common stock                                                                397,275              134,872
        Mutual funds                                                             12,399,376            1,089,898
        Money market funds                                                        1,012,993                   --
                                                                           ----------------     ----------------
               Total investments                                                 13,809,644           13,401,239
    Employer contributions receivable                                                    --               15,651
    Accrued income receivable                                                         4,906                2,057
    Cash                                                                             12,607                  228
                                                                           ----------------     ----------------

Net Assets Available for Benefits                                          $     13,827,157     $     13,419,175
                                                                           ================     ================



                           First Merchants Corporation
                             Retirement Savings Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2002 and 2001

                                                                                 2002                 2001
                                                                         -------------------------------------------
    Additions
        Investment income
           Net depreciation in fair value of investments                   $       (628,121)    $       (948,700)
           Interest and dividends                                                   199,247               65,008
                                                                           ----------------     ----------------
                                                                                   (428,874)            (883,692)
        Employee contributions                                                    1,179,439              848,547
        Employer contributions                                                      182,857              126,549
        Employee rollover contributions                                             202,273              210,367
        Transfers from other plans                                                       --            2,389,965
                                                                           ----------------     ----------------
               Total additions                                                    1,135,695            2,691,736
                                                                           ----------------     ----------------

    Deductions
        Benefits paid to participants                                               703,229              546,833
        Administrative expenses                                                      24,484               41,155
                                                                           ----------------     ----------------
               Total deductions                                                     727,713              587,988
                                                                           ----------------     ----------------

    Net Increase                                                                    407,982            2,103,748

    Net Assets Available for Benefits, Beginning of Year                         13,419,175           11,315,427
                                                                           ----------------     ----------------

    Net Assets Available for Benefits, End of Year                         $     13,827,157     $     13,419,175
                                                                           ================     ================



                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 1:     Description of Plan

        The following description of First Merchants Corporation Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


    General

        The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who have completed one year of service and are age eighteen or older. As of July 1, 2002, employees are eligible on their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Bank, N.A. (Bank) is the trustee of the Plan. Effective January 1, 2003, the Corporation named Merchants Trust Company the trustee of the Plan. PrimeVest Financial Services is the custodian for a majority of the Plan's assets.


    Contributions

        The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to the limitations of the Economic Growth and Tax Relief Act of 2001 (EGTRRA). As discussed in Note 6, the Plan was amended during 2002 to provide for automatic enrollment and deferral of 3% of compensation upon a participant's date of hire unless they affirmatively elect to not participate or to contribute a different percentage to the Plan. Employee rollover contributions are also permitted. The Corporation makes matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation. Forfeitures are used to reduce the Corporation's contributions.


    Participant Investment Account Options

        Investment account options available include various funds including a Corporation stock fund. Each participant has the option of directing his contributions into any of the separate investment accounts and, effective in 2002, may change the allocation daily.


    Participant Accounts

        Each participant's account is credited with the participant's contribution, allocation of the Corporation contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


    Vesting

        Participants are immediately vested in their salary deferral and rollover contribution accounts plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2002 and 2001



    Payment of Benefits

        Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan.


    Plan Termination

        Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.



Note 2:     Summary of Significant Accounting Policies


    Method of Accounting

        The accompanying financial statements are prepared on the accrual method of accounting.


    Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.


    Investments

        Investments are valued at estimated fair value. Money market funds and temporary deposit funds are valued at cost, which approximates market. Purchases and sales of securities are recorded on a trade-date basis.


    Payment of Benefits

        Benefits are recorded when paid.


    Administrative Expenses

        Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 3:     Investments

        At December 31, 2002, the Plan's investments are held by PrimeVest Financial Services and the Corporation. The Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value as follows:


                                                                                            2002
                                                                                  Net
                                                                             Appreciation
                                                                            (Depreciation)         Fair Value
                                                                             in Fair Value           at End
                                                                              During Year            of Year
                                                                         -------------------------------------------

           Investments at estimated fair value as determined by quoted prices in an active market
               Common stock                                                $        (14,413)    $        397,275
               Mutual funds                                                         137,222           12,399,376
               Money market funds                                                        --            1,012,993
           Investments at estimated fair value and cost which
              approximates market
               Collective investment funds                                         (750,930)                  --
                                                                           ----------------     ----------------

                                                                           $       (628,121)    $     13,809,644
                                                                           ================     ================


                                                                                            2001
                                                                                  Net
                                                                             Appreciation
                                                                            (Depreciation)         Fair Value
                                                                             in Fair Value           at End
                                                                              During Year            of Year
                                                                         -------------------------------------------

           Investments at estimated fair value as determined by quoted prices in an active market
               Common stock                                                $         11,311     $        134,872
               Mutual funds                                                         (61,186)           1,089,898
           Investments at estimated fair value and cost which
              approximates market
               Temporary deposit funds                                                   --              880,831
               Collective investment funds                                         (898,825)          11,295,638
                                                                           ----------------     ----------------

                                                                           $       (948,700)    $     13,401,239
                                                                           ================     ================

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2002 and 2001


        The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

                                                                                   2002                2001
                                                                           -----------------------------------------

           Federated Prime Cash Obligations Fund                             $      1,012,993    $             --
           American Funds Amcap Fund                                                2,012,478                  --
           American Century Equity Income Fund                                        811,342                  --
           Federated Capital Preservation Fund                                        988,210                  --
           Franklin Short-Intermediate U. S. Government Securities Fund             1,016,651                  --
           MFS Value Fund                                                           1,861,145                  --
           PIMCO Total Return Fund                                                  1,754,784                  --
           Oppenheimer Main Street Income and Growth Fund                             982,942                  --
           Oppenheimer Small Cap. Value Fund                                          713,842                  --
           First Merchants Bank, N.A. Intermediate Growth Fund for Tax
              Exempt Accounts                                                              --           8,766,390
           First Merchants Bank, N.A. Intermediate Term Income Fund for
              Tax Exempt Accounts                                                          --           2,529,248
           First Merchants Bank, N.A. Temporary Fund II                                    --             880,831


Note 4:     Nonparticipant-directed Investments

        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

                                                                                   2002                2001
                                                                            ----------------------------------------

           Net Assets
               Federated Prime Cash Obligations                               $             --   $             --
               Temporary deposit funds                                                      --                 --
                                                                              ----------------   ----------------
                                                                              $              0   $              0
                                                                              ================   ================


                                                                                   2002                2001
                                                                            ----------------------------------------

           Transfers in                                                       $     12,337,615   $        880,831
           Transfers out                                                           (12,337,615)          (880,831)
                                                                              ----------------   ----------------

                                                                              $              0   $              0
                                                                              ================   ================



                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 5:     Party-in-Interest Transactions

        Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

        The Plan invested in First Merchants Bank, N.A. Temporary Fund II, Intermediate Growth Fund for Tax Exempt Account Intermediate Term Income Fund for Tax Exempt Accounts through July 2002. The Plan continues to invest in First Merchants Bank common stock.

        Activity at fair value was as follows:


                                                         First Merchants      First Merchants
                                                            Bank, N.A.           Bank, N.A.
                                     First Merchants   Intermediate Growth   Intermediate Term    First Merchants
                                       Bank, N.A.          Fund for Tax       Income Fund for       Corporation
                                        Temporary             Exempt             Tax Exempt           Common
                                      Deposit Fund           Accounts             Accounts             Stock
                                   ---------------------------------------------------------------------------------
           Balance, January 1,
              2001                     $      415,194     $      8,206,877      $    2,025,591      $          --
               Changes                        465,637              559,513             503,657            134,872
                                       --------------     ----------------      --------------      -------------

           Balance, December 31,
              2001                            880,831            8,766,390           2,529,248            134,872
               Changes                       (880,831)          (8,766,390)         (2,529,248)           262,403
                                       --------------     ----------------      --------------      -------------

           Balance, December 31,
              2002                     $            0     $              0      $            0      $     397,275
                                       ==============     ================      ==============      =============

        The Corporation provides certain administrative services at no cost to the Plan. Effective January 1, 2001, fees for certain trust and administrative services provided by the trustee are now paid by the Plan and were $24,484 and $41,155 for 2002 and 2001, respectively.



Note 6:     Tax Status

        The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the trust established under the Plan is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 7:     Plan Changes and Restatement

        Effective January 1, 2001, employees of Decatur Bank and Trust Company (Decatur Bank and Trust Company 401(k) Profit Sharing Plan) were added to the Plan, and assets of approximately $2,390,000 were transferred into the Plan.

        The Plan was restated effective January 1, 1998. As of January 1, 2001, a Corporation stock fund was added as an investment account option, and the Plan eligibility age was lowered to age 18.

        Effective January 1, 2002, the Plan was amended to provide participants the opportunity to increase their contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

        Effective July 1, 2002, the Plan was amended to automatically enroll employees in the Plan as of their date of hire unless they affirmatively elect not to participate. Also, on July 1, 2002, the Plan was converted from a quarterly to a daily valuation. As part of the conversion, all of the previous fund options were replaced.

                             Supplemental Schedules

                           First Merchants Corporation
                             Retirement Savings Plan
      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year
                                December 31, 2002
           Employer Identification Number: 35-1544218 Plan Number: 002


  (a)                           (b)                                           (c)                      (e)
                         Identity of Issue,                        Description of Investment
                         Borrower, Lessor, or                          Including Par or              Current
                          Similar Party                                 Maturity Value                Value
--------------------------------------------------------------------------------------------------------------------

          Common Stock
              *First Merchants Corporation                                 17,432 shares         $        397,275

          Mutual Funds
              AIM Small Cap. Equity Fund                                   30,970 shares                  254,884
              American Funds Amcap. Fund                                  154,806 shares                2,012,478
              American Century Equity Income Fund                         124,248 shares                  811,342
              American High Income Trust Fund                              15,729 shares                  162,481
              Federated Capital Preservation Fund                          98,821 shares                  988,210
              Federated Max-Cap. Index Fund                                23,681 shares                  420,567
              Fidelity Advisor International Capital
                Appreciation Fund                                           3,830 shares                   41,519
              Franklin Short-Intermediate U. S. Government
                Securities Fund                                            96,001 shares                1,016,651
              Franklin Templeton Foreign Fund                              18,865 shares                  156,765
              MFS Value Fund                                              112,660 shares                1,861,145
              MFS Mid-Cap. Growth Fund                                     72,043 shares                  407,763
              Oppenheimer Main Street Income and Growth Fund               37,805 shares                  982,942
              Oppenheimer Small Cap. Value Fund                            36,796 shares                  713,842
              PIMCO Foreign Bond Fund                                       6,048 shares                   63,987
              PIMCO Total Return Fund                                     164,460 shares                1,754,784
              Putnam Capital Opportunities Fund                            34,409 shares                  262,198
              Putnam International Voyager Fund                             9,742 shares                  135,223
              Putnam Small Cap. Growth Fund                                28,118 shares                  352,595
                                                                                                       12,399,376

          Money Market Fund
              Federated Prime Cash Obligations Fund                     1,012,993 shares                1,012,993

                                                                                                 $     13,809,644


*Party-in-interest

                           First Merchants Corporation
                             Retirement Savings Plan
            Schedule H, Line 4j - Schedule of Reportable Transactions
       (Transactions in Excess of 5% of Plan Assets at Beginning of Year)
                          Year Ended December 31, 2002
           Employer Identification Number: 35-1544218 Plan Number: 002

       (a)                     (b)            (c)          (d)      (e)        (f)          (g)            (h)          (i)
                                                                                                      Current Value
                                                                            Expenses                   of Asset on
Identity of Party         Description of    Purchase     Selling   Lease  Incurred With   Cost of      Transaction    Net Gain
     Involved                 Assets         Price        Price    Rental  Transaction     Asset          Date       or (Loss)
----------------------------------------------------------------------------------------------------------------------------------

      Issuer      Federated Prime Cash
                     Obligations Fund
                      Purchases           $ 13,350,608                                  $  13,350,608 $  13,350,608
                      Sales                            $ 12,337,615                        12,337,615    12,337,615  $         --


                                   Exhibit 23

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement of First Merchants Corporation on Form S-8 (File Number 333-50484) of our report dated May 16, 2003, of our audit on the financial statements of First Merchants Corporation Retirement Savings Plan for the year ended December 31, 2002, which report is included in its Annual Report on Form 11-K.



BKD, LLP

Indianapolis, Indiana
June 25, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

        Date: 06/25/03    By: /s/ Kimberly J. Ellington
              --------        -------------------------
                                  Kimberly J. Ellington
                                  First Merchants Corporation
                                  Retirement Savings Plan